                                 [LOGO OF DSG]
                             DISPOSABLE SOFT GOODS







                          SECOND QUARTER REPORT 2000

REVIEW OF OPERATIONS
SECOND QUARTER 2000
AND SIX MONTHS ENDED JUNE 30, 2000

To our Shareholders:

We are pleased to announce our second quarter and first half 2000 results.

Second Quarter ended June 30, 2000 compared to
Second Quarter ended June 30, 1999

The Company's net sales for the second quarter ended June 30, 2000 increased by 5.2% to $51.3 million compared with $48.7 million for the same period in 1999. Net income and earnings per share were $0.7 million and $0.10 respectively, represented a 121.5% and 100% increase, respectively over the same quarter in 1999.

The Company's sales in the Asian region reported a strong volume growth of 56.1% in the second quarter of 2000 compared with the same period in 1999. The Company successfully captured the growth of the markets in the Asian region by introduction of several economy brands and price reduction on several branded products. The Company's sales in Australia also improved by 7.7% in volume terms in the second quarter of 2000 compared with the corresponding period in 1999.

Gross profit as a percentage of net sales was 32.1% in the second quarter of 2000 compared with 32.4% for the same period in 1999. The lower gross margin was primarily due to the global upward price movement on fluff wood pulp and the introduction of economy brands and price reduction in the Asian region. The Company's selling, general and administrative expense as a percentage of net sales reduced by 1.0% to 29.2% in the second quarter of 2000. Interest expense for the Company in the second quarter of 2000 declined to $362,000, compared with $577,000 for the same period in 1999 as a result of reduction of bank borrowings. This was largely offset by an increase in exchange loss from $82,000 in the second quarter of 1999 to $256,000 in the second quarter of 2000 which was a result of unfavorable currency fluctuation of Australian Dollars and Pound Sterling against US Dollars.

Six Months concluding June 30, 2000 compared to
Six Months concluding June 30, 1999

The Company's net sales for the six-month period ended June 30, 2000 increased by 4.7% to $107.1 million compared with $102.3 million for the first half year 1999. Gross profit as a percentage of net sales increased to 32.7% in the six-month period ended June 30, 2000, from 32.3% in the same period in 1999. Selling, general and administrative expense was $30.7 million for the period ended June 30, 2000 compared with $29.9 million for the same corresponding period in 1999. The Company's operating income improved to $4.4 million during the first half of 1999 compared with $3.7 million during the same period in 1999.

Mr. Brandon Wang, Chairman of the Company, stated "I am very pleased with the strong sales growth in the Asian region, as the Company has been strategically allocating our resources with the anticipation of the recovering of Asian markets. We have also recorded an encouraging growth in the Australian market resulting from the product feature enhancement and quality improvement. On the global basis, the continued effort to improve our operating efficiency has helped to offset some of the raw material cost increase."

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Georgia and Wisconsin, the Company also maintains manufacturing operations in Hong Kong, Australia, Great Britain, Switzerland, China, Thailand, Indonesia and Malaysia. Additionally, the Company distributes its products throughout Asia, Australia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products and training pants at certain of its operations. Its best selling brands include "Fitti(R)", "Pet Pet(R)", "Cosies(R)", "Cosfits(R)", "Baby Love(R)", "Babyjoy(R)", "Lullaby(R)", "Cares(R)", "Cuddles(R)", "Super Fannies(R)", "Dispo 123(TM)", "Handy(TM)", "Vlesi(R)", "Certainty(R)" and "Merit(R)".

September 5, 2000
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STATEMENTS OF OPERATIONS AND
BALANCE SHEET DATA

The Statements of Operations for the three-month and six-month periods ending June 30, 2000 and 1999, and the Balance Sheet information as of June 30, 2000, are derived from unaudited financial statements which, in the opinion of the management, include all necessary adjustments, consisting only of normally recurring adjustments, for a fair presentation of the results of operations for these time frames. The results for these periods, however, are not necessarily indicative of the results for the full year.

STATEMENTS OF OPERATIONS
(in thousands, except earnings per share)

                                                                    Three montsh ended            Six months ended
                                                                          June 30,                    June 30,
                                                                    2000          1999          2000           1999

Net Sales                                                          $51,270       $48,732      $107,138       $102,323
                                                                  ========       =======      ========       ========
Gross profit                                                        16,451        15,784        35,086         33,057
Gain on sale of property, plant and equipment                           10            --            33            509
Selling, general & administrative expense                          (14,986)      (14,735)      (30,739)       (29,878)
                                                                  --------       -------      --------       --------
Operating income                                                     1,475         1,049         4,380          3,688
Interest expense                                                      (362)         (577)         (758)        (1,185)
Exchange loss                                                         (256)          (82)         (315)          (152)
Other income                                                           160           155           180            280
                                                                  --------       -------      --------       --------
Income before income taxes                                           1,017           545         3,487          2,631
Provision for income taxes                                            (338)         (144)       (1,027)          (655)
Minority interest                                                       21           (85)         (157)          (104)
                                                                  --------       -------      --------       --------
Net income                                                            $700          $316        $2,303         $1,872
                                                                  ========       =======      ========       ========
Earnings per share                                                   $0.10         $0.05         $0.34          $0.28
                                                                  ========       =======      ========       ========
Weighted average number of shares outstanding                        6,675         6,675         6,675          6,675
                                                                  ========       =======      ========       ========

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STATEMENTS OF COMPREHENSIVE
INCOME
(Dollars in thousands)

                                                                     Three months ended        Six months ended
                                                                          June 30,                 June 30,
                                                                      2000        1999         2000        1999
Net income                                                            $700        $316       $2,303      $1,872
Other comprehensive income (expense), before tax
Foreign currency translation adjustments                              (676)      1,541       (1,896)        780
                                                                    ------     -------      -------     -------
Comprehensive income                                                   $24      $1,857         $407      $2,652
                                                                    ======     =======      =======     =======


BALANCE SHEET DATA
(Dollars in thousands, unaudited)

                                                                  June 30,     December 31,
                                                                      2000             1999
Working capital                                                    $30,600          $36,000
Total assets                                                       112,590          121,847
Long-term debt                                                      10,511           11,894
Shareholders' equity                                                62,739           70,302

At June 30, 2000 the Company had cash totaling $4.3 million.
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                            DSG INTERNATIONAL LTD.
                           17th Floor Watson Centre
                                Kung Yip Street
                                  Kwai Chung
                                   Hong Kong
                             Tel: (852) 2484 4820
                             Fax: (852) 2480 4491